UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    May 31, 2022

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

Securities Code 8316

June 8, 2022

To Shareholders with Voting Rights
Jun Ohta
Director President
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF CONVOCATION OF

THE 20th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

The 20th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”) will be held as stated below. Shareholders are kindly requested to refrain from attending the meeting in person to prevent the spread of the coronavirus disease (COVID-19). Please review the “Reference Documents for the General Meeting of Shareholders” and exercise your voting rights by post or via the Internet based on the instructions on pages 3 to 4.

Particulars

1.	Date and Time:	10:00 a.m. on Wednesday, June 29, 2022 (Japan time)
2.	Place:	Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
3.	Agenda of the Meeting:
	Matters to be reported:	(1) Business Report, Consolidated Financial Statements for the 20th Fiscal Year (from April 1, 2021 to March 31, 2022) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Audit Committee
(2) Non-Consolidated Financial Statements for the 20th Fiscal Year (from April 1, 2021 to March 31, 2022)
Proposals to be resolved:
Company Proposals
	Proposal No. 1:	Appropriation of Surplus
	Proposal No. 2:	Partial Amendments to the Articles of Incorporation
	Proposal No. 3:	Election of Fifteen Directors
Shareholder Proposals
	Proposal No. 4:	Partial Amendments to the Articles of Incorporation (Setting and disclosing short- and medium-term greenhouse gas emissions reduction targets consistent with the goals of the Paris Agreement)
	Proposal No. 5:	Partial Amendments to the Articles of Incorporation (Financing consistent with the IEA’s Net Zero Emissions Scenario, etc.)

The Business Report, Consolidated Financial Statements, Non-Consolidated Financial Statements, official copies of the Accounting Auditor’s reports and the Audit Committee’s report to be provided to shareholders upon notice of the Ordinary General Meeting of Shareholders are as stated in the attached “Business Report for the 20th Fiscal Year.”

“Employees of the Group,” and “Principal Offices of the Group” under “Matters Regarding the Current Condition of the Company,” “Matters regarding Stock Acquisition Rights, etc. of the Company,” “System to Ensure Appropriate Conduct of Operations,” “Matters regarding Specified Wholly Owned Subsidiary” and “Policy regarding the Exercise of Authority Given to the Board of Directors under the Articles of Incorporation pursuant to Paragraph 1, Article 459 of the Companies Act” in the Business Report, the notes to the Consolidated Financial Statements, the notes to the Non-Consolidated Financial Statements, and the official copies of the Accounting Auditor’s Report on the Consolidated Financial Statements are available on the Company’s website (https://www.smfg.co.jp) in accordance with laws, regulations, and Article 25 of the Articles of Incorporation, and therefore are not included in “Business Report for the 20th Fiscal Year.”

The Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 20th Fiscal Year” are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Accounting Auditor for the purpose of the Independent Auditors’ Report.

The Business Report, the Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 20th Fiscal Year” are part of the Business Report, the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Audit Committee for the purpose of the Audit Report.

If the Reference Documents for the General Meeting of Shareholders, the Business Report, the Consolidated Financial Statements, and the Non-Consolidated Financial Statements are amended, the amended items will be announced on the Company’s website (https://www.smfg.co.jp).

[Guidance on the Exercise of Voting Rights]

Exercise of Voting Rights via the Internet

Voting Deadline:	No later than 5:10 p.m. on Tuesday, June 28, 2022 (Japan time)

Please log-in to the voting website managed by our share register agent and indicate your approval or disapproval for each proposal no later than the above voting deadline, following the instructions on the screen.

For details, please see page 4.

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.

Inquiries regarding Exercise of Voting Rights via the Internet:

Sumitomo Mitsui Trust Bank, Limited

Stock Transfer Agency Web Support

           Phone: 0120-652-031 (toll free within Japan)

           Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

Notes

⚫	If you vote more than once via the Internet, your last vote will be treated as effective.

⚫	If you vote both by post and via the Internet, your vote via the Internet will be treated as effective.

⚫

Any access fees including, but not limited to, internet service providers, communications fees to communications carriers and other fees for use of the website for voting shall be borne by shareholders.

⚫	The above voting website is available in Japanese only.

[The Electronic Voting Platform for Institutional Investors]

The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

Exercise of Voting Rights by Post

Voting Deadline:	Voting Rights Exercise Form must reach our share register agent no later than 5:10 p.m. on Tuesday, June 28, 2022 (Japan time).

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post to reach our share register agent no later than the above voting deadline.

For details, please see page 4.

➣

If you attend the Ordinary General Meeting of Shareholders in person, please present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

Exercise of Voting Rights via the Internet

How to log-in via QR Code	How to log-in using Login ID and Password

Please scan the enclosed “Voting Rights Exercise Website Login QR Code for Smartphones” printed on the Voting Rights Exercise Form.	Please access the following voting website and enter the login ID and password printed on the Voting Rights Exercise Form. https://www.web54.net

Note: For the second and subsequent scans, you will be required to enter your login ID and password.	1. Access the voting website Click “Continue.”

¯	2. Log-in Enter your login ID. Click “Log-in”.

3. Password authentication Enter your password. Click “Next.” ¯

Follow the on-screen instructions to indicate your approval or disapproval for proposals.

Exercise of Voting Rights by Post

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post. You can use the enclosed personal information security sticker. If a form is submitted without indicating approval/disapproval for individual proposals, it will be considered to be approving the company proposals and disapproving the shareholder proposals.

<How to fill out the Voting Rights Exercise Form>

With regard to Proposal No. 3, if you wish to express a differing opinion on one or more of the candidates, enter the number of the candidate.

Proposal No. 4 and Proposal No. 5 are proposals made by certain shareholders. The Board of Directors opposes each of these proposals. For details, please see pages 30 to 34.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Company Proposals (Proposals 1 to 3)

Proposal No. 1:      Appropriation of Surplus

The Company’s capital policy is to realize sustainable growth in shareholder value by balancing securing financial soundness, enhancing shareholder returns and investing for growth. Considering this policy, economic and financial climates forecasted for the future, and business results for the 20th fiscal year, we propose the dividend of surplus at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1)  Dividend type

Cash

(2)  Allocation of dividend and aggregate amount to be distributed

Common stock	¥105 per share	Total ¥143,936,077,005

As we have already paid an interim dividend of ¥105 per share of Common stock, the annualized dividend will be ¥210 per share, which is an increase of ¥20 per share compared with the preceding fiscal year.

(3)  Effective date of dividend of surplus

June 30, 2022

Proposal No. 2:      Partial Amendments to the Articles of Incorporation

The provisions stipulated in the proviso to Article 1 of the supplementary provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) will come into effect on September 1, 2022, and a system for providing informational materials for general meetings of shareholders in electronic format shall be established. In order to prepare for the establishment of the system, SMFG intends to amend its Articles of Incorporation as shown in the following comparison table to delete a provision of the existing Articles of Incorporation regarding disclosure by internet of reference documents, etc. for shareholders meeting and deemed provision as it is no longer necessary, to establish a new provision regarding measures for providing information that constitutes the content of the reference documents, etc. for the shareholders meeting in electronic format, and to make other necessary amendments.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments

(Disclosure by Internet of Reference Documents, etc. for Shareholders Meeting and Deemed Provision)

Article 25. In connection with convocation of a general meeting of shareholders the Corporation may deem that the information relating to the matters to be described or shown in the reference documents for the shareholders meeting, the business report, financial statements and the consolidated financial statements, is provided to the shareholders by disclosing such information by internet as provided in the relevant Ministerial Ordinance of the Ministry of Justice.

(Deleted)

(Newly established)	(Measures for Providing Information in Electronic Format, etc.) Article 25.

1.  In connection with convocation of a general meeting of shareholders the Corporation shall take measures for providing information that constitutes the content of the reference documents, etc. for the shareholders meeting in electronic format.

(Newly established)

2.  Among the matters for which the measures for providing information in electronic format will be taken, the Corporation may exclude all or some of the matters specified by the applicable Ordinance of the Ministry of Justice in documents delivered to shareholders who have requested the delivery of materials in paper-based format by the record date for voting rights.

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments

Supplementary Provisions	Supplementary Provisions

(Effective Date of Providing Information in Electronic Format, etc.)

(Newly established)

Article 2. The amendments to Article 25 of the Articles of Incorporation at the 20th ordinary general meeting of shareholders shall come into effect on the date (hereinafter referred to as the “Effective Date”) when the provisions stipulated in the proviso to Article 1 of the supplementary provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) come into force. This Article 2 shall be deleted after the lapse of six months from the Effective Date or the lapse of three months from the date of the general meeting of shareholders set forth in the following Article, whichever is later.

(Transitional Measures Concerning Disclosure by Internet of Reference Documents, etc. for Shareholders Meeting and Deemed Provision)

(Newly established)

Article 3. Notwithstanding the provisions of the foregoing Article, Article 25 of the Articles of Incorporation prior to the amendments at the 20th ordinary general meeting of shareholders shall remain in force with respect to a general meeting of shareholders to be held on a date within six months from the Effective Date. This Article 3 shall be deleted after the lapse of six months from the Effective Date or the lapse of three months from the date of the general meeting of shareholders set forth in this Article, whichever is later.

Proposal No. 3:    Election of Fifteen Directors

The terms of office of all fifteen Directors will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following fifteen Directors (seven of whom will be Outside Directors) is proposed.

The candidates to serve as Directors, based on the decision of the Nominating Committee, are as follows.

Candidate No.	Name	Positions and responsibilities at the Company	Attendance of the Board of Directors meeting (attendance rate)

1	Takeshi Kunibe (Reelection)	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee	Attended all 10 meetings (100%)

2	Jun Ohta (Reelection)	Director President (Representative Corporate Executive Officer) Group CEO Member of the Compensation Committee Member of the Sustainability Committee	Attended all 10 meetings (100%)

3	Makoto Takashima (Reelection)	Director	Attended all 10 meetings (100%)

4	Toru Nakashima (Reelection)

Director

Senior Managing Corporate Executive Officer

Group CFO, Group CSO

Officer in charge of Public Relations Department,

Corporate Planning Department, Business Development Department, Corporate Sustainability Department, and

Financial Accounting Department

Member of the Risk Committee

Attended all 10 meetings (100%)

5	Teiko Kudo (Reelection)

Director

Senior Managing Corporate Executive Officer

Group CRO

Officer in charge of Corporate Risk Management

Department, Risk Management Department, Americas

Division, and Credit & Investment Planning Department

Attended all 8 meetings held after her appointment as Director (100%)

6	Atsuhiko Inoue (Reelection)	Director Member of the Audit Committee	Attended all 10 meetings (100%)

7	Toshihiro Isshiki (Reelection)	Director Member of the Audit Committee	Attended all 8 meetings held after his appointment as Director (100%)

8	Yasuyuki Kawasaki (Reelection)	Director	Attended all 8 meetings held after his appointment as Director (100%)

Candidate No.	Name	Position and responsibility at the Company	Attendance of the Board of Directors meeting (attendance rate)

9	Masayuki Matsumoto (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Audit Committee (Chairman)	Attended all 10 meetings (100%)

10	Arthur M. Mitchell (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Compensation Committee	Attended all 10 meetings (100%)

11	Shozo Yamazaki (Reelection) (Outside and Independent)	Director Member of the Audit Committee Member of the Risk Committee (Chairman)	Attended all 10 meetings (100%)

12	Masaharu Kohno (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Risk Committee Member of the Sustainability Committee	Attended all 10 meetings (100%)

13	Yoshinobu Tsutsui (Reelection) (Outside and Independent)	Director Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Attended all 10 meetings (100%)

14	Katsuyoshi Shinbo (Reelection) (Outside and Independent)	Director Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attended all 10 meetings (100%)

15	Eriko Sakurai (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee (Chairman)	Attended all 10 meetings (100%)

Notes: 1.	“Attendance of the Board of Directors meeting (attendance rate)” represents attendance and attendance rate of the Board of Directors meeting held during the 20th fiscal year.
2.	CEO, CFO, CSO and CRO each refers to the following.
CEO: Chief Executive Officer
CFO: Chief Financial Officer
CSO: Chief Strategy Officer
CRO: Chief Risk Officer
3.	Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai meet the “Independence Standards for Outside Directors” set forth by the Company, stated on page 35. In addition, the Company has designated each of them as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

(Reference) List of the Expertise of the Candidates for Directors (Skills Matrix)

Name	Year of appointment	Committee to be appointed to * indicates Chairman					Expected knowledge and experience in particular							Diversity
		Nominating	Audit	Compensation	Risk	Sustainability	Corporate management	Finance	Global	Legal affairs/Risk management	Financial accounting	IT/DX	Sustainability	Internationality (foreign nationals)	Gender
Takeshi Kunibe	2007														Male
Jun Ohta	2014														Male
Makoto Takashima	2017														Male
Toru Nakashima	2019														Male
Teiko Kudo	2021														Female
Atsuhiko Inoue	2019														Male
Toshihiro Isshiki	2021														Male
Yasuyuki Kawasaki	2021														Male
Masayuki Matsumoto	2017														Male
Arthur M. Mitchell	2015														Male
Shozo Yamazaki	2017														Male
Masaharu Kohno	2015														Male
Yoshinobu Tsutsui	2017														Male
Katsuyoshi Shinbo	2017														Male
Eriko Sakurai	2015														Female

Notes:	1.	The items listed in “Expected knowledge and experience in particular” are areas particularly expected of the relevant director candidates and do not represent all of the knowledge and experience possessed by the director candidates.
	2.	If Proposal No. 3 is approved, members and chairman of each committee will be as follows.
		Nominating Committee:	Yoshinobu Tsutsui (Chairman), Takeshi Kunibe, Masayuki Matsumoto, Arthur M. Mitchell, Masaharu Kohno, Eriko Sakurai
		Audit Committee:	Masayuki Matsumoto (Chairman), Atsuhiko Inoue, Toshihiro Isshiki, Shozo Yamazaki, Katsuyoshi Shinbo
		Compensation Committee:	Katsuyoshi Shinbo (Chairman), Takeshi Kunibe, Jun Ohta Arthur M. Mitchell, Yoshinobu Tsutsui, Eriko Sakurai
		Risk Committee:	Shozo Yamazaki (Chairman), Toru Nakashima, Masaharu Kohno, Hirohide Yamaguchi (outside expert), Tatsuo Yamasaki (outside expert)
		Sustainability Committee:	Eriko Sakurai (Chairman), Takeshi Kunibe, Jun Ohta, Masaharu Kohno, Yukari Takamura (outside expert), Eiichiro Adachi (expert)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

1	Takeshi Kunibe (March 8, 1954) (Male) Reelection

Career summary:

April 1976      Joined Sumitomo Bank

June 2003       Executive Officer of Sumitomo Mitsui Banking

                               Corporation (“SMBC”)

October 2006    Managing Executive Officer of SMBC

April 2007      Managing Executive Officer of the Company

June 2007       Director of the Company

April 2009      Director and Senior Managing Executive Officer of SMBC

April 2011      President and Chief Executive Officer of SMBC

April 2017      President of the Company

  Resigned as Director of SMBC

June 2017       Director President of the Company

April 2019      Chairman of the Board of the Company (to present)

October 2021    Chairman of the Board of SMBC (to present)

86,477 (Common stock)

Position and responsibility at the Company:

Chairman of the Board

Member of the Nominating Committee

Member of the Compensation Committee

Member of the Sustainability Committee

Significant concurrent positions:

Chairman of the Board of SMBC

Director of KOMATSU LTD.

Director of TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.

Director of Nankai Electric Railway Co., Ltd.

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Takeshi Kunibe has extensive business experience, ability and insight through his involvement in corporate planning, financial accounting, public relations, administration of group companies, etc. over a long time. In addition, since April 2011 he had led SMBC as President and led the Company as President, and since April 2019 he has ruled the Board of Directors of the Company as Chairman of the Board of the Company, thus he is intimately familiar with the business of the group companies of the Company (“the Group”). We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

2	Jun Ohta (February 12, 1958) (Male) Reelection

Career summary:

April 1982      Joined Sumitomo Bank

April 2009      Executive Officer of SMBC

April 2012      Managing Executive Officer of SMBC

April 2013      Managing Executive Officer of the Company

April 2014      Senior Managing Executive Officer of the Company

            Senior Managing Executive Officer of SMBC

June 2014       Director of the Company

April 2015      Director and Senior Managing Executive Officer of SMBC

April 2017      Director and Deputy President of the Company
  Resigned as Director of SMBC

June 2017       Director Deputy President and Corporate Executive

            Officer of the Company

March 2018     Director and Deputy President of SMBC

April 2019      Director President of the Company (to present)

            Resigned as Director of SMBC

57,108 (Common stock)

Position and responsibility at the Company:

Director

President (Representative Corporate Executive Officer)

Group CEO

Member of the Compensation Committee

Member of the Sustainability Committee

Significant concurrent positions:

Director of NEC Corporation

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Jun Ohta has extensive business experience, ability and insight through his involvement in corporate planning, public relations, financial accounting, administration of group companies, investment banking, etc. over a long time. In addition, he has led the Company as President of the Company since April 2019, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Other:

Mr. Jun Ohta is scheduled to retire as Director of NEC Corporation on June 22, 2022.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

3	Makoto Takashima (March 31, 1958) (Male) Reelection

Career summary:

April 1982      Joined Sumitomo Bank

April 2009      Executive Officer of SMBC

April 2012      Managing Executive Officer of SMBC

April 2014      Senior Managing Executive Officer of SMBC

December 2016    Director and Senior Managing Executive Officer of SMBC

April 2017      President of SMBC (to present)

June 2017       Director of the Company (to present)

62,024 (Common stock)

Position and responsibility at the Company:

Director

Significant concurrent positions:

President of SMBC

Chairman of Japanese Bankers Association

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Makoto Takashima has extensive business experience, ability and insight through his involvement in international banking, corporate planning, etc. over a long time. In addition, he has led SMBC as President of SMBC since April 2017, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

4	Toru Nakashima (September 14, 1963) (Male) Reelection

Career summary:

April 1986      Joined Sumitomo Bank

April 2014      Executive Officer of SMBC

April 2016      Managing Executive Officer of SMBC

April 2017      Managing Executive Officer of the Company

March 2019     Director and Managing Executive Officer of SMBC

April 2019      Senior Managing Corporate Executive Officer of the Company

            Director and Senior Managing Executive Officer of SMBC

June 2019       Director Senior Managing Corporate Executive

                               Officer of the Company (to present)

April 2022      Resigned as Director of SMBC

34,855 (Common stock)

Position and responsibility at the Company:

Director

Senior Managing Corporate Executive Officer

Group CFO, Group CSO

Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Corporate Sustainability Department, Financial Accounting Department

Member of the Risk Committee

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Toru Nakashima has extensive business experience, ability and insight through his involvement in corporate planning, financial accounting, public relations, retail business, sustainability promotion, administration of group companies, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

5	Teiko Kudo (May 22, 1964) (Female) Reelection

Career summary:

April 1987      Joined Sumitomo Bank

April 2014      Executive Officer of SMBC

April 2017      Managing Executive Officer of SMBC

April 2020      Senior Managing Executive Officer of the Company

            Senior Managing Executive Officer of SMBC

March 2021     Director and Senior Managing Executive Officer of SMBC (to
  present)

April 2021      Senior Managing Corporate Executive Officer of the Company

June 2021       Director Senior Managing Corporate Executive Officer of the
  Company (to present)

28,912 (Common stock)

Position and responsibility at the Company:

Director

Senior Managing Corporate Executive Officer

Group CRO

Officer in charge of Corporate Risk Management Department, Risk Management Department, Americas Division, Credit & Investment Planning Department

Significant concurrent positions:

Director and Senior Managing Executive Officer of SMBC

Directors of TOYOTA MORTOR CORPORATION

Attendance of the Board of Directors meeting (attendance rate):

Attended all 8 meetings held after her appointment as Director (100%)

Reasons for nomination as a candidate for Director:

Ms. Teiko Kudo has extensive business experience, ability and insight through her involvement in investment banking, risk management, sustainability promotion, etc. over a long time, thus she is intimately familiar with the business of the Group. We believe that she will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that she will be appropriate as a Director of the Company, and propose her election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

6	Atsuhiko Inoue (July 3, 1957) (Male) Reelection

Career summary:

April 1981      Joined Sumitomo Bank

April 2008      Executive Officer of SMBC

April 2011      Managing Executive Officer of SMBC

April 2014      Senior Managing Executive Officer of the Company

            Director and Senior Managing Executive Officer of SMBC

June 2014       Director of the Company

April 2015      Resigned as Director of the Company

            Senior Managing Executive Officer of SMBC

June 2019       Director of the Company (to present)

            Director of SMBC (to present)

19,576 (Common stock)

Position and responsibility at the Company:

Director

Member of the Audit Committee

Significant concurrent positions:

Director of SMBC

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Atsuhiko Inoue has extensive business experience, ability and insight through his involvement in corporate banking, credit administration, internal audit, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

7	Toshihiro Isshiki (September 15, 1962) (Male) Reelection

Career summary:

April 1985    Joined Sumitomo Bank

April 2013    Executive Officer of SMBC

April 2015    Managing Executive Officer of SMBC

April 2017    Managing Executive Officer of the Company

April 2019    Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC

April 2021    Retired as Senior Managing Executive Officer of SMBC

June 2021     Director of the Company (to present)

36,058 (Common stock)

Position and responsibility at the Company:

Director

Member of the Audit Committee

Attendance of the Board of Directors meeting (attendance rate):

Attended all 8 meetings held after his appointment as Director (100%)

Reasons for nomination as a candidate for Director:

Mr. Toshihiro Isshiki has extensive business experience, ability and insight through his involvement in general affairs, legal affairs, corporate banking, retail business, operations planning, transaction business, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

8	Yasuyuki Kawasaki (April 30, 1959) (Male) Reelection

Career summary:

April 1982      Joined Sumitomo Bank

April 2009      Executive Officer of SMBC

April 2012      Managing Executive Officer of SMBC

April 2013      Managing Executive Officer of the Company

April 2014      Senior Managing Executive Officer of the Company

           Senior Managing Executive Officer of SMBC

April 2015      Director and Senior Managing Executive Officer of SMBC

April 2017      Deputy President and Executive Officer of the Company

           Director and Deputy President of SMBC

June 2017     Deputy President and Corporate Executive Officer of the Company

April 2018      Deputy Chairman of the Company

           Deputy Chairman of SMBC

April 2020      Retired as Deputy Chairman of the Company

           Retired as Deputy Chairman of SMBC

May 2020     Representative Director and Deputy President

           Executive Officer of SMBC Nikko Securities Inc. (“SMBC
 Nikko”)

April 2021      Chairman of the Board (Representative Director) of SMBC Nikko
 (to present)

June 2021     Director of the Company (to present)

31,749 (Common stock)

Position and responsibility at the Company:

Director

Significant concurrent positions:

Chairman of the Board (Representative Director) of SMBC Nikko

Attendance of the Board of Directors meeting (attendance rate):

Attended all 8 meetings held after his appointment as Director (100%)

Reasons for nomination as a candidate for Director:

Mr. Yasuyuki Kawasaki has extensive business experience, ability and insight through his involvement in international banking, human resources, etc. over a long time. In addition, he has led SMBC Nikko as Chairman of the Board (Representative Director) since April 2021, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

9	Masayuki Matsumoto (April 14, 1944) (Male) Reelection Outside and Independent

Career summary:

April 1967       Joined the Japanese National Railways

April 1987       Joined Central Japan Railway Company

June 1992       Director and Manager of the  Secretariat of Central Japan Railway

            Company

June 1996       Executive Director of Central Japan Railway Company

June 1998       Senior Executive Director of Central Japan Railway Company

June 2000       Executive Vice President and  Representative Director of Central

            Japan Railway Company

June 2004       President and Representative  Director of Central Japan Railway

            Company

April 2010       Vice Chairman and Representative  Director of Central Japan

            Railway Company

January 2011      Resigned as Director of Central Japan Railway Company

January 2011      President of Japan Broadcasting Corporation

January 2014      Retired from Japan Broadcasting Corporation

April 2014       Special Advisor of Central Japan Railway Company (to present)

June 2015       Director of SMBC

June 2017       Director of the Company (to present)

            Retired as Director of SMBC

2,900 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Member of the Audit Committee (Chairman)

Significant concurrent positions:

Special Advisor of Central Japan Railway Company

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

4 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Masayuki Matsumoto plays a leading role in the field of corporate management, and has extensive experience as an executive of corporations with public interests and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in corporate management and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Audit Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Nominating Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.

Supplementary explanation concerning independence:

Mr. Masayuki Matsumoto currently serves as Special Advisor of Central Japan Railway Company; however, the amount of transactions between the company and the Group for FY2021 was less than 1% of both the company’s consolidated net sales and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Central Japan Railway Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although Central Japan Railway Company holds common stock of the Company, its holdings represent less than 1% of the Company’s total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director.

Other:

Mr. Masayuki Matsumoto had served as Outside Director of SMBC, the Company’s subsidiary, for the period from June 2015 to June 2017.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

10	Arthur M. Mitchell (July 23, 1947) (Male) Reelection Outside and Independent

Career summary:

July 1976     Registered as an attorney at law, admitted in

                               New York, the U.S.A. (to present)

January 2003     General Counsel of the Asian Development Bank

September 2007    Joined White & Case LLP

January 2008     Registered as Foreign Attorney in Japan (to present)

            Registered Foreign Attorney in Japan at White & Case

                               LLP (to present)

June 2015       Director of the Company (to present)

1,400 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Member of the Compensation Committee

Significant concurrent positions:

Director of KOMATSU LTD.

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

6 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Arthur M. Mitchell plays a leading role in the field of international legal affairs, and has extensive experience as an attorney at law, admitted in New York and as a Registered Foreign Attorney in Japan, and specialized knowledge of international legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in corporate management, finance and international legal affairs, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play a role in providing accurate suggestions and expressing effective opinions at the Nominating Committee and the Compensation Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

11	Shozo Yamazaki (September 12, 1948) (Male) Reelection Outside and Independent

Career summary:

November 1970   Joined Tohmatsu Awoki & Co. (currently Deloitte
  Touche Tohmatsu LLC)

September 1974    Registered as a certified public accountant (to present)

July 1991     Representative Partner of Tohmatsu & Co. (currently

                               Deloitte Touche Tohmatsu LLC)

June 2010       Retired from Deloitte Touche Tohmatsu LLC

July 2010     Chairman and President of The Japanese Institute of

                               Certified Public Accountants

July 2013     Advisor of The Japanese Institute of Certified Public

                               Accountants (to present)

April 2014      Professor of Tohoku University Accounting School

June 2017       Director of the Company (to present)

1,400 (Common stock)

Position and responsibility at the Company

Director

Member of the Audit Committee
Member of the Risk Committee (Chairman)

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

4 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Shozo Yamazaki plays a leading role in the field of financial accounting, and has extensive experience as a certified public accountant and specialized knowledge related to financial accounting in general including corporate accounting. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in financial accounting and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Risk Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Audit Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

12	Masaharu Kohno (December 21, 1948) (Male) Reelection Outside and Independent

Career summary:

April 1973    Joined Ministry of Foreign Affairs of Japan

August 2005    Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan

January 2007   Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan

February 2009   Ambassador of Japan to Russia

May 2009     Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus

March 2011    Ambassador of Japan to Italy

May 2011     Ambassador of Japan to Italy, Albania, San Marino and Malta

September 2014   Retired from office

June 2015     Director of the Company (to present)

0 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee
Member of the Risk Committee

Member of the Sustainability Committee

Significant concurrent positions:

Director of DOUTOR • NICHIRES Holdings Co., Ltd.

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

6 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Masaharu Kohno plays a leading role in the field of diplomacy, and has extensive experience as a diplomat and specialized knowledge in international affairs. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in diplomacy, risk management and sustainability promotion, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play a role in providing accurate suggestions and expressing effective opinions at the Nominating Committee, the Risk Committee, and the Sustainability Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

13	Yoshinobu Tsutsui (January 30, 1954) (Male) Reelection Outside and Independent

Career summary:

April 1977    Joined NIPPON LIFE INSURANCE COMPANY

July 2004    Director of NIPPON LIFE INSURANCE COMPANY

January 2007   Director and Executive Officer of NIPPON LIFE INSURANCE COMPANY

March 2007    Director and Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY

March 2009    Director and Senior Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY

March 2010    Representative Director and Senior Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY

April 2011    President of NIPPON LIFE INSURANCE COMPANY

June 2017     Director of the Company (to present)

April 2018    Chairman of NIPPON LIFE INSURANCE COMPANY (to present)

0 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee (Chairman)

Member of the Compensation Committee

Significant concurrent positions:

Chairman of NIPPON LIFE INSURANCE COMPANY

Director of Imperial Hotel, Ltd.

Director of West Japan Railway Company

Director of Panasonic Holdings Corporation

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

4 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Yoshinobu Tsutsui plays a leading role in the field of corporate management, and has extensive experience as an executive of financial institution and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in corporate management and finance, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Nominating Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Compensation Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.

Supplementary explanation concerning independence:

Mr. Yoshinobu Tsutsui currently serves as Chairman of Nippon Life Insurance Company; however, the amount of transactions between the company and the Group for FY2021 was less than 1% of both the company’s consolidated ordinary income and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Nippon Life Insurance Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although Nippon Life Insurance Company holds common stock of the Company, its holdings represent less than 1% of the Company’s total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

14	Katsuyoshi Shinbo (April 8, 1955) (Male) Reelection Outside and Independent

Career summary:

April 1984      Registered as an attorney at law (to present)

November 1999   Attorney at law at Shinbo Law Office (to present)

June 2015       Corporate Auditor of SMBC

June 2017       Director of the Company (to present)

             Resigned as Corporate Auditor of SMBC

Position and responsibility at the Company:

Director

Member of the Audit Committee

Member of the Compensation Committee (Chairman)

Significant concurrent positions:

Director of YAKULT HONSHA CO., LTD.

Corporate Auditor of Mitsui Chemicals, Inc.

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

4 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Mr. Katsuyoshi Shinbo plays a leading role in the field of corporate legal affairs, and has extensive experience as an attorney at law and specialized knowledge of legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in legal affairs, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Compensation Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Audit Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.

Other:

Mr. Katsuyoshi Shinbo had served as outside corporate auditor of SMBC, the Company’s subsidiary, for the period from June 2015 to June 2017.

2,900 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

15	Eriko Sakurai (November 16, 1960) (Female) Reelection Outside and Independent

Career summary:

June 1987     Joined Dow Corning Corporation

May 2008     Director of Dow Corning Toray Co., Ltd.

March 2009    Chairman and CEO of Dow Corning Toray Co., Ltd.

May 2011     Regional President -Japan/Korea of Dow Corning Corporation

February 2015   President and Representative Director of Dow Corning Holding Japan Co., Ltd.

June 2015     Director of the Company (to present)

May 2018     Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K.

June 2018     Chairman and CEO of Dow Toray Co., Ltd.

August 2020    President and Representative Director of Dow Chemical Japan Limited (to present)

4,300 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Member of the Compensation Committee

Member of the Sustainability Committee (Chairman)

Significant concurrent positions:

President and Representative Director of Dow Chemical Japan Limited

Representative Director of Performance Materials Japan K. K.

Director of Kao Corporation

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 meetings (100%)

Term of Office as Outside Director:

6 years and 11 months

Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:

Ms. Eriko Sakurai plays a leading role in the field of corporate management, and has extensive experience as an international business executive and specialized knowledge of corporate management. Accordingly, we believe that she will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. In particular, based on her knowledge and experience of international corporate management and sustainability promotion, we expect her to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Sustainability Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Nominating Committee and the Compensation Committee. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election.

Supplementary explanation concerning independence:

Ms. Eriko Sakurai currently serves as President and Representative Director of Dow Chemical Japan Limited; however, the amount of transactions between the company and the Group for FY2021 was less than 1% of both the company’s consolidated net sales and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Dow Chemical Japan Limited accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, Dow Chemical Japan Limited is not a shareholder of the Company. Thus, we believe that she fully satisfies the requirements for the independence as an Outside Director.

Other:

Ms. Eriko Sakurai is scheduled to be appointed as Director of Astellas Pharma Inc. on June 20, 2022.

Notes:	1.	The Company has entered into agreements with Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai pursuant to Paragraph 1 of Article 427 of the Companies Act (the Act) to limit their liability under Paragraph 1 of Article 423 of the Act. The maximum amounts of liability for damages under the liability limitation agreements are ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher.
	2.	The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with 15 Directors (Messrs. and Mses. Takeshi Kunibe, Jun Ohta, Makoto Takashima, Toru Nakashima, Teiko Kudo, Atsuhiko Inoue, Toshihiro Isshiki, Yasuyuki Kawasaki, Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai), for them to be committed to making bold management decisions without flinching from potential pursuit of liability. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired.

(1)   The Company shall indemnify legal fees and other contentious expenses, which is stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as “expenses incurred in response to suspected violations of laws and regulations in connection with the execution of duties or claims related to the pursuit of responsibility,” to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from “compensation for damages caused to a third party in connection with the execution of duties” as provided for in Item 2 of the said Paragraph.

(2)   After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company will request him or her for the refund of whole or part of the indemnity paid.

	3.	The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of liability. The scope of the insured under the contract is the Directors, Corporate Auditors, Corporate Executive Officers and Executive Officers of the Company and its subsidiaries, namely SMBC, SMBC Trust Bank Ltd., SMBC Nikko, Sumitomo Mitsui Card Company, Limited, SMBC Finance Service Co., Ltd. and The Japan Research Institute, Limited. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries. Each of the candidates for Director has been already included as insured persons under the contract, and if this proposal is approved, the candidates will continue to be included as insured persons as Directors of the Company. Moreover, the Company intends to renew such contract after the end of the insurance period.
	4.	Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai are candidates to serve as Outside Directors.
	5.	Mr. Yoshinobu Tsutsui has been appointed as an Outside Director of Panasonic Holdings Corporation (former Panasonic Corporation). Panasonic Corporation and Panasonic Avionics Corporation (PAC), one of its U.S. subsidiaries, were investigated for suspicion of violating the Federal Foreign Corrupt Practices Act and other U.S. securities laws regarding specified contracts with airlines and the appointment of sales agents and consultants pertaining to such contracts. In May 2018, Panasonic Corporation and PAC entered into agreements with the U.S. Securities and Exchange Commission and the U.S. Department of Justice to pay punitive fines to the U.S. government and to take various measures to improve compliance. Although Mr. Yoshinobu Tsutsui was not aware of these facts, from the viewpoint of legal compliance, he conducted his duties through the Board of Directors, and made efforts so that business would not be conducted in violation of laws and regulations. Also, after becoming aware of these facts, he ordered a thorough investigation and efforts to prevent recurrence and fulfilled his duties by reviewing the details of such efforts.

  Proposals 4 and 5 are joint proposals proposed by eight shareholders.

Shareholder Proposal

Proposal No. 4:	Partial Amendments to the Articles of Incorporation
(Setting and disclosing short- and medium-term greenhouse gas emissions reduction targets consistent with the goals of the Paris Agreement)

Proposal Details

The following clause shall be added to the Articles of Incorporation:

Chapter X: “Shift to a Decarbonized Society”

Clause Y: “Setting and disclosing short- and medium-term GHG emissions reduction targets consistent with the goals of the Paris Agreement”

1.

To promote the long-term success of the Company, given the risks and opportunities associated with climate change, and in accordance with the Company’s commitment to the Paris Agreement on climate change, the Company shall set and disclose a business plan with short-term and mid-term greenhouse gas emissions reduction targets across its overall investment and loan portfolio aligned with Article 2.1(a) of the Paris Agreement (the “Paris goals”).

2.	The Company shall report on its progress against such targets in its annual reporting.

Reasons for Proposal

This proposal aims to maintain and increase the Company’s corporate value, by appropriately managing the Company’s exposure to climate change risks, and ensuring information transparency through setting and disclosing business plans aligned with the Paris Agreement goals, including short-term (by 2025) and medium-term (by 2030) greenhouse gas emissions reduction targets across its entire investment and loan portfolio.

To align with the 2050 net zero goal set by the Japanese government and the Company’s own goal of net zero emissions across its entire loan and investment portfolios, it is imperative to set concrete short- and medium-term targets and develop compatible business plans. Disclosing its progress against such targets annually will ensure the Company’s financing activities are consistent with these goals.

By adding this clause to the Articles of Incorporation, the Company can effectively manage exposure to climate change risks, align with its long-term net zero goal and promote sustainable growth.

[(Note from the Company) The above Proposal Details and Reasons for Proposal were translated from the Proposal Details and Reasons for Proposal submitted in Japanese by shareholders.]

Opinion of the Board of Directors of the Company: We oppose this proposal.

SMBC Group, including the Company, has been earnestly working on measures to address climate change issues, which it positions as one of our most important management issues, and is already promoting initiatives related to what this shareholder proposal seeks (implementation of loans and investments aligned with the goals of the Paris Agreement) as part of its management policy. Furthermore, SMBC Group continuously engages in open dialogues with environmental NGOs and institutional investors, including these proposing shareholders, on measures to address climate change.

Since the adoption of the Paris Agreement, measures to address climate change issues have accelerated worldwide, and in October 2020, the Japanese government announced “2050 Carbon Neutrality,” a declaration aiming to realize a carbon-neutral society by reducing overall greenhouse gas (“GHG”) emissions to zero by 2050. Under these circumstances, while supporting the Japanese government’s policy, SMBC Group, as a financial group that conducts business globally in a wide range of fields, work earnestly to reduce GHG emissions in line with the goals of the Paris Agreement, and supports customers’ efforts contributing to the transition to and realization of a carbon-neutral society.

Meanwhile, the Articles of Incorporation stipulate fundamental policies in the operation of a company, and therefore is inappropriate to stipulate matters concerning individual and specific business execution. The proposal seeks to stipulate in the Articles of Incorporation the setting and disclosure of business plans, including GHG emissions reduction targets aligned with the Paris Agreement, which is a case of individual and specific business execution. The Company will continue to review flexibly and implement swiftly its GHG emissions reduction targets and business plans in light of the ever-changing situation. Changes to the Articles of Incorporation require a special resolution at the General Meeting of Shareholders, therefore, if this proposal is approved, it will make it difficult for the Company to respond and adjust flexibly.

SMBC Group, within the framework of the current Articles of Incorporation, has already committed to the following in August 2021: to achieve net zero GHG emissions across our overall loan and investment portfolio by 2050, as well as net zero in our groupwide operations by 2030. In October 2021, SMBC Group participated in the “Net-Zero Banking Alliance*,” an international initiative. Positioning concrete measures to be implemented over the short-to-medium term (around three years) as its “Action Plan,” the entire group is currently working on measures to address climate change issues. In May 2021, we announced the measures to be implemented by April 2023 in “Action Plan STEP1.” One of the major measures of “Action Plan STEP1” is to calculate the GHG Financed Emissions (FE) in our loan and investment portfolio and to set reduction targets. In terms of concrete results of this measure, we disclosed the amounts of FE of the power sector, including current corporate financing, in the “SMBC Group TCFD Report 2021” released in August 2021. In May 2022, we announced a FE reduction target for the power sector and calculated FE of the oil and gas sector, for strengthening measures to address climate change issues. Accordingly, through the “Action Plan,” and other materials which have already been released, the Board of Directors has made commitments regarding the contents requested in this proposal and the Company has announced such information in a timely manner.

In addition, the Japan’s Corporate Governance Code (the “CG Code”), revised in June 2021, requires active responses to issues related to sustainability. SMBC Group has taken the following measures and complies with all matters required by the CG Code.

<Measurements for Sustainability>

⚫  The Company has set forth the following statement in SMBC Group’s Mission: “We contribute to a sustainable society by addressing environmental and social issues,” and established the SMBC Group Statement on Sustainability, which lays out the basic principles of how SMBC Group will facilitate forward its efforts to realize sustainability. This statement defines sustainability as “Creating a society in which today’s generation can enjoy economic prosperity and well-being, and pass it on to future generations,” stipulates the priority issues that SMBC Group will address, and declares SMBC Group’s commitment to strive for sustainability. The materiality which SMBC Group focuses on are “Environment” as the common property of mankind, “Community” where people help each other out and live their lives with peace of mind, and “Next Generation” who will inherit a better society, and these concepts form the essence of the Value Creation Process that guides our business endeavors. [The CG Code Supplementary Principles 3.1.3 and 4.2.2]

⚫  SMBC Group has established “SMBC Group GREEN × GLOBE 2030” as a plan to 2030 based on the SMBC Group Statement on Sustainability. “GREEN” represents SMBC Group’s corporate color and the environment, while “GLOBE” represents the Earth and a borderless world. The two terms are connected by “x” to show the plan’s expansion potential in terms of multiplication rather than mere addition. One of the KPIs set for “SMBC Group GREEN x GLOBE 2030” is to provide 30 trillion yen in green and sustainable finance between FY2020 and FY2029. [The CG Code Supplementary Principles 3.1.3]

⚫  We have established a framework for effectively executing and supervising these sustainability efforts, and are strengthening them continuously. More specifically, in April 2021 we established the position of “Group Chief Sustainability Officer (CSuO),” who is responsible for planning and formulating groupwide sustainability measures and promoting our sustainable business efforts. In addition, the “Corporate Sustainability Committee” chaired by the Group CEO discusses matters pertaining to the spread of sustainability management throughout SMBC Group as well as measures necessary for promoting sustainability. The Sustainability Committee, which is newly established as an internal committee of the Board of Directors in July 2021, deliberates on important matters related to sustainability and advises the Board of Directors. The Board of Directors regularly deliberates on the operational policies and progress of sustainability-related operations and oversees the execution of operations promoting sustainability. SMBC Group has also incorporated ESG initiatives into executive compensation schemes with qualitative and quantitative indicators. [The CG Code Supplementary Principles 2.3.1and 3.1.3]

⚫  To realize carbon neutrality by 2050, we have been reinforcing our measures to tackle climate change issues through our long-term action plan “Roadmap Addressing Climate Change,” and short-to-medium-term concrete measures “Action Plan” respectively. In 2021, we committed to achieving net-zero GHG emissions at our groupwide operations by 2030 and across our overall loan and investment portfolio by 2050. Including aforementioned, we have summarized and publicized our efforts in our “SMBC Group TCFD Report 2021” in accordance with the TCFD Recommendations, such as the description of the impact of climate change risks and profit-earning opportunities on our business activities and earnings. [The CG Code Supplementary Principles 3.1.3]

For the reasons above, the Board of Directors opposes the proposed amendments to the Articles of Incorporation.

* Net-Zero Banking Alliance

An international initiative launched in April 2021 under the leadership of the United Nations Environment Programme Finance Initiative (UNEP FI) aiming at net-zero GHG emissions from investment and loan portfolios by 2050, through the establishment of scientifically based medium- to long-term GHG emissions reduction targets and the corresponding progress reports.

Shareholder Proposal

Proposal No. 5:	Partial Amendments to the Articles of Incorporation
(Financing consistent with the IEA’s Net Zero Emissions Scenario, etc.)

Proposal Details

The following clause shall be added to the Articles of Incorporation:

Chapter X: “Shift to Decarbonized Society”

Clause Z: “Financing consistent with the IEA’s Net Zero Emissions Scenario, etc.”

Acknowledging the Company’s support for the goal of net-zero emissions by 2050, and in accordance with both the Environmental Program Finance Initiative (UNEP FI) recommendations to the G20 Sustainable Finance Working Group and the International Energy Agency (IEA)’s Net Zero Emissions by 2050 Scenario, the Company shall set and disclose proactive measures to ensure the proceeds of the Company’s lending and underwriting are not used for the expansion of fossil fuel supply or associated infrastructure.

Reasons for Proposal

The purpose of this proposal is to manage the Company’s exposure to climate risk appropriately and maintain and improve corporate value. The proposal addresses climate change risk by setting and disclosing measures to ensure that the company’s financing activities are not inconsistent with the IEA’s net-zero by 2050 emissions scenario and the UNEP FI recommendations to the G20 Sustainable Finance Working Group.

The risks of the IEA scenario are widely recognized, and it is clear from the scenario and climate science that there is no room to develop new oil and gas fields or coal mines, or new infrastructure to facilitate such development if we are to reach the 1.5 °C target of the Paris Agreement.

The Company has set a goal of net-zero greenhouse gas emissions from its entire investment and loan portfolio by 2050, but continues to provide significant funding to facilitate fossil fuel expansion. We propose to add this clause to the Articles of Incorporation in order to manage the Company’s exposure to transition risk and to become a financial institution that drives the trend toward a carbon-free society.

[(Note from the Company) The above Proposal Details and Reasons for Proposal were translated from the Proposal Details and Reasons for Proposal submitted in Japanese by shareholders.]

Opinion of the Board of Directors of the Company: We oppose this proposal.

As described in the opinion of the Board of Directors of the Company to Proposal No. 4, the Articles of Incorporation stipulate fundamental policies in the operation of a company, and it is inappropriate to stipulate matters concerning individual and specific business execution. This proposal requires the Company to stipulate in the Articles of Incorporation that it should formulate and disclose measures to ensure specific loans and investments are not made, which is a matter concerning individual and specific business execution. The Company will continue to analyze trends surrounding climate change issues carefully and to respond flexibly; however if this proposal is approved, it will cause difficulty for the Company to respond flexibly, which may have adverse impacts on many stakeholders, including shareholders and customers.

SMBC Group, within the framework of the current Articles of Incorporation, positions strengthening of its climate change risk management framework, including reviews of its sector policy, as one of the main measures of “Action Plan STEP1.” In 2018, we introduced a policy for sectors and businesses that are likely to have a significant negative impact on the environment and society, such as coal-fired power plants. We have been conducting reviews of the policy regularly and announced in fiscal 2021 that we will not provide finance for new construction or expansion projects of coal-fired power plants. In May 2022, we also introduced policies of not providing finance for new and expanded coal mining projects. Aligning with the goals of the Paris Agreement, we will continue to add target businesses and sectors and further reinforce our current policies, and aim to realize net zero emissions by working to enhance our credit management and monitoring framework based on our policy. Accordingly, through the “Action Plan,” and other materials which have already been released, the Board of Directors has made commitments regarding the contents requested in this proposal and the Company has announced such information in a timely manner.

For the reasons above, the Board of Directors opposes the proposed amendments to the Articles of Incorporation.

(Reference) “Roadmap Addressing Climate Change” and “Action Plan”

SMBC Group’s long-term action plan for climate change issues, the “Roadmap Addressing Climate Change,” and the concrete measures to be implemented in the short-to-medium-term, the “Action Plan,” are as follows.

(Reference) “Independence Standards for Outside Directors” of the Company

In order for Outside Directors to be judged as independent by the Company, it is necessary that they do not fall under or have not recently (Note 1) fallen under any of the following:

1. Major Business Partner (Note 2)

(1)	A person who has the relationship with the Company or the Sumitomo Mitsui Banking Corporation (SMFG/SMBC) as a major business partner, or a person engaged in the execution of business thereof;
(2)	A person who is a major business partner of SMFG/SMBC, or a person engaged in the execution of business thereof.

2. Specialist

(1)

A legal expert, accounting expert or consultant who has received money or other property from SMFG/SMBC averaging more than ¥10 million per year over the last three years, in addition to any compensation received as a Director or a Corporate Auditor;

(2)

A member of a juridical person or other organizations that provides specialist services, such as a law firm, accounting firm or consulting firm, which has received large amounts of money or other property (Note 3) from SMFG/SMBC.

3. Donations

A person who has received – or a person engaged in the execution of business thereof – on average over the last three years, donations or other payments from SMFG/SMBC, in excess of the greater of ¥10 million per year or 2% of the recipient’s annual sales.

4. Major Shareholder

A major shareholder of the Company, or a person engaged in the execution of business thereof (including anyone who has been a major shareholder, or a person engaged in the execution of business thereof within the last three years).

5. Close Relative (Note 4)

A close relative of any person (excluding non-material(Note 5) personnel) who is:

(1)	A person who falls under any of 1 through 4 above; or
(2)	A Director, Corporate Auditor, Corporate Executive Officer, Executive Officer or employee of the Company or a subsidiary thereof.

Note 1.

“Recently” denotes a time that can be deemed to be substantively the same as the present; for example, a person is not independent if that person was a major business partner at the time when the proposal electing that person as an Outside Director to the General Meeting of Shareholders was decided.

Note 2.	A “Major Business Partner” denotes a person who falls under either or both of the following:

• A person who has a relationship with SMFG/SMBC as major business partners

The ratio of said person’s sales from transactions with SMFG/SMBC exceeds 2% of the person’s consolidated net sales; and

• A major business partner of SMFG/SMBC

Said person receives loans from the Sumitomo Mitsui Banking Corporation in excess of 1% of the Company’s consolidated total assets.

Note 3.	“Large amounts of money or other property” denotes money or other property in excess of 0.5% of the Company’s consolidated ordinary income.

Note 4.	“Close relative” denotes a spouse or family member within the second degree of kinship.

Note 5.	Examples of “material” personnel

• A director, corporate auditor, or manager-level employee of each company; or

• In the case of an accounting or legal expert: a Certified Public Accountant, attorney at law, or holder of a similar professional qualification.